FS-9

                          UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL INFORMATION

     On June 19, 2000, Carolina Power & Light common stock was exchanged for CP&L Energy common stock on a one-for-one basis. The following pro forma financial information should be read in conjunction with the consolidated financial statements including the notes thereto of CP&L Energy, Carolina Power & Light and Florida Progress that are incorporated by reference in the Form U-1. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below; is not necessarily indicative of the operating results or financial position that would have occurred had the share exchange been consummated; nor is it necessarily indicative of future operating results or financial position of the combined enterprise. The unaudited pro forma combined financial information does not contain any adjustments to reflect cost savings or other benefits anticipated as a result of the share exchange and integration of the companies, nor does it contain anticipated integration costs. In addition, the unaudited pro forma combined financial information does not reflect the potential effects of the contingent value obligations, described elsewhere in the Form U-1, due to the uncertainties about what amounts, if any, will be paid under the contingent value obligation agreement.

     The following unaudited pro forma combined condensed balance sheet presents, under the purchase method of accounting for business combinations, the combined consolidated balance sheets of CP&L Energy and Florida Progress as of June 30, 2000, giving effect to the share exchange as if it had been consummated on that date. If and when the share exchange is consummated, it is possible that other changes may be required to the combined financial statements to implement the purchase method of accounting for this combination.

     The following unaudited pro forma combined condensed statement of income presents, under the purchase method of accounting for business combinations, the combined consolidated statements of income of CP&L Energy and Florida Progress for the twelve months ended June 30, 2000, giving effect to the share exchange as if it had been consummated on July 1, 1999, using purchase accounting adjustments calculated as of June 30, 2000.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 JUNE 30, 2000

                                              CP&L         FLORIDA PROGRESS       PRO FORMA         PRO FORMA
(in millions)                           (AS REPORTED)(2)  (AS RECLASSIFIED)(2)   ADJUSTMENTS       COMBINED(1)
                                        ----------------  --------------------  ------------       ------------
ASSETS
UTILITY PLANT
  Utility plant, at cost                   $   11,923.4      $    7,007.2       $      -           $   18,930.6
  Accumulated depreciation                     (5,246.2)         (3,476.8)             -               (8,723.0)
  Nuclear fuel, net of amortization               193.3              51.0              -                  244.3
                                           ------------      ------------       ------------       ------------
    Total Utility Plant, Net                    6,870.5           3,581.4              -               10,451.9
                                           ------------      ------------       ------------       ------------

CURRENT ASSETS
  Cash and cash equivalents                        29.5               9.4              -                   38.9
  Accounts receivable, net                        501.5             494.0              -                  995.5
  Inventory                                       272.5             462.3              -                  734.8
  Prepayments and other current assets            241.9             199.9              -                  441.8
                                           ------------      ------------       ------------       ------------
    Total Current Assets                        1,045.4           1,165.6              -                2,211.0
                                           ------------      ------------       ------------       ------------

GOODWILL                                          341.7             169.1            3,118.6 (3)        3,629.4

DEFERRED DEBITS AND OTHER ASSETS                1,514.0           1,730.3              -                3,244.3
                                           ------------      ------------       ------------       ------------
TOTAL ASSETS                               $    9,771.6      $    6,646.4       $    3,118.6       $   19,536.6
                                           ============      ============       ============       ============

CAPITALIZATION AND LIABILITIES
  CAPITALIZATION
  Common stock                             $    1,747.6      $    1,274.2       $      403.1 (4b)  $    3,424.9
  Other stockholders' equity                    1,712.5             818.3             (818.3)(4b)       1,712.5
                                           ------------      ------------       ------------       ------------
    Total common stock equity                   3,460.1           2,092.5             (415.2)           5,137.4
  Preferred stock - redemption not required        59.4              33.5              -                   92.9
  Company - obligated mandatorily
    redeemable preferred securities               -                 300.0              -                  300.0
  Long-term debt, net                           3,084.0           2,132.0            3,461.4 (5a)       8,677.4
                                           ------------      ------------       ------------       ------------
    Total Capitalization                        6,603.5           4,558.0            3,046.2           14,207.7
                                           ------------      ------------       ------------       ------------

CURRENT LIABILITIES
  Accounts payable                                269.3             291.1               41.4 (8)          601.8
  Notes payable                                   114.6             226.0              -                  340.6
  Current portion of long-term debt               388.5             188.2              -                  576.7
  Other current liabilities                       345.3             320.3               31.0 (8)          696.6
                                           ------------      ------------       ------------       ------------
    Total Current Liabilities                   1,117.7           1,025.6               72.4            2,215.7
                                           ------------      ------------       ------------       ------------

DEFERRED CREDITS AND OTHER LIABILITIES          2,050.4           1,062.8              -                3,113.2
                                           ------------      ------------       ------------       ------------

TOTAL CAPITALIZATION AND LIABILITIES       $    9,771.6      $    6,646.4       $    3,118.6       $   19,536.6
                                           ============      ============       ============       ============


See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information.

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                   FOR THE TWELVE MONTHS ENDED JUNE 30, 2000

                                         CP&L          FLORIDA PROGRESS       PRO FORMA          PRO FORMA
(in millions except per share data) (AS REPORTED)(2)  (AS RECLASSIFIED)(2)   ADJUSTMENTS         COMBINED(1)
                                  ------------------- -------------------- ----------------   ----------------
OPERATING REVENUES
  Electric                          $    3,224.7        $    2,713.5        $        -          $    5,938.2
  Natural gas                              246.3                 -                   -                 246.3
  Diversified businesses                   130.3             1,378.5                 -               1,508.8
                                    ------------        ------------        ------------        ------------
                                         3,601.3             4,092.0                 -               7,693.3
                                    ------------        ------------        ------------        ------------
OPERATING EXPENSES
  Fuel, operation and maintenance        1,334.7             1,085.0                 -               2,419.7
  Purchased power and other                495.5               719.5                 -               1,215.0
  Gas purchases for resale                 171.2                 -                   -                 171.2
  Depreciation and amortization            520.5               351.3                74.9  (3c)         946.7
  Diversified businesses                   196.4             1,360.2                 -               1,556.6
                                    ------------        ------------        ------------        ------------
    Total operating expenses             2,718.3             3,516.0                74.9             6,309.2
                                    ------------        ------------        ------------        ------------

OPERATING INCOME                           883.0               576.0               (74.9)            1,384.1

OTHER INCOME (EXPENSE)                      (7.8)               15.7                 -                   7.9
                                    ------------        ------------        ------------        ------------
INCOME BEFORE INTEREST CHARGES
  AND INCOME TAXES                         875.2               591.7               (74.9)            1,392.0

DISTRIBUTIONS ON COMPANY-OBLIGATED
  MANDATORILY REDEEMABLE PREFERRED
  SECURITIES                                 -                  21.3                 -                  21.3

INTEREST CHARGES, NET                      195.4               177.4               259.6  (5b)         632.4
                                    ------------        ------------        ------------        ------------

INCOME BEFORE INCOME TAXES                 679.8               393.0              (334.5)              738.3

INCOME TAXES                               261.7                35.9              (103.8) (7)          193.8
                                    ------------        ------------        ------------        ------------

NET INCOME                          $      418.1        $      357.1        $     (230.7)       $      544.5
                                    ============        ============        ============        ============

AVERAGE COMMON SHARES OUTSTANDING
  Basic                                    152.7                98.5                                   202.8
  Diluted                                  153.0                98.7                                   203.3

BASIC EARNINGS PER COMMON SHARE     $       2.74        $       3.63                            $       2.68
                                    ============        ============                            ============

DILUTED EARNINGS PER COMMON SHARE   $       2.73        $       3.62                            $       2.68
                                    ============        ============                            ============


See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

(1)  THE SHARE EXCHANGE

     The share exchange will be accounted for under the purchase method of accounting for business combinations. The unaudited pro forma combined condensed financial information does not give effect to any restructuring costs, nor any potential cost savings or other benefits that could result from the share exchange. CP&L Energy is in the process of developing its plan to integrate the operations of Florida Progress. There were no material intercompany transactions among CP&L Energy, Carolina Power & Light and Florida Progress during the periods presented that require elimination.

(2)  RECLASSIFICATIONS

     These columns represent historical results of operations and financial position of the respective companies, in condensed formats. Certain reclassifications have been made to Florida Progress' historical results to conform with CP&L Energy's presentation. Immaterial reclassifications were made to Florida Progress' income statement for the presentation of allowance for funds used during construction. On the balance sheet, Florida Progress' non-electric property, plant and equipment has been reclassified to "Deferred Debits and Other Assets".

(3)  PURCHASE PRICE ALLOCATION

     The fair value of the consideration exchanged to acquire Florida Progress common stock will be determined at the closing date and will be allocated to the assets and liabilities of Florida Progress based on their estimated fair values. A preliminary allocation of the purchase price has been presented in the unaudited pro forma combined condensed financial information in which the fair value of the identifiable net tangible assets of Florida Progress is assumed to equal the net book value of such assets. The excess of consideration over the fair value of the identifiable net tangible assets has been preliminarily allocated to goodwill as follows (in millions):

       Consideration exchanged for Florida Progress common stock (a)   $ 5,139.7
       Plus: Estimated transaction costs (b)                                17.4
                                                                       ---------
       Total estimated purchase price                                    5,157.1
       Less: Estimated fair value of Florida Progress' identifiable net
         assets on June 30, 2000                                         1,869.4
                                                                       ---------
       Total estimated goodwill                                        $ 3,287.7

In addition, goodwill was decreased by Florida Progress' historical goodwill of $169.1 million, as required under the purchase accounting method.

     (a) The estimated consideration and purchase price allocation used for pro forma purposes are based on (1) 65% of the outstanding shares of Florida Progress common stock being exchanged for $54 per share in cash and (2) 35% of the outstanding shares of Florida Progress common stock being exchanged for CP&L Energy common stock, with 1.4543 shares of CP&L Energy common stock issued for each share of Florida Progress common stock. As discussed more fully in Note 6 below, the exchange ratio of 1.4543 corresponds to an average CP&L Energy share price of $33.434. The estimated consideration does not reflect the potential effects of the contingent value obligations, described elsewhere in the Form U-1, due to the uncertainties about what amounts, if any, will be paid under the contingent value obligation agreement. If these effects were known, the estimated consideration, goodwill and goodwill amortization would increase accordingly.

     (b) Transaction costs primarily include investment banking fees and other professional fees.

     (c) A valuation of net assets has not been performed and, therefore, for pro forma purposes, the fair value of the identifiable net tangible assets of Florida Progress is assumed to equal the net book value of such assets. A pro forma adjustment has been made for the twelve months ended June 30, 2000 to reflect estimated amortization expense on the goodwill resulting from the acquisition and to eliminate Florida Progress' historical amortization of goodwill. Goodwill is amortized over an estimated useful life of 40 years. If a portion of goodwill were assigned to net assets that have lives less than 40 years, or if the estimated life of goodwill were less than 40 years, pro forma goodwill amortization expense would increase, with a corresponding decrease in pro forma earnings per share.

(4)  STOCK CONSIDERATION

     (a) In the share exchange, 65% of the outstanding shares of Florida Progress common stock will be exchanged for cash consideration of $54.00 per share. 35% of Florida Progress common stock will be converted into a number of shares of CP&L Energy common stock based on the exchange ratio to be determined in the manner described in Note 6 below. Based on the average closing price of CP&L Energy common stock on the New York Stock Exchange for the twenty trading day period ended on June 23, 2000, which was $33.434, CP&L Energy would issue approximately 50.196 million shares in the transaction for 35% of Florida Progress common stock outstanding on June 30, 2000. The unaudited pro forma net earnings per share reflect the weighted-average number of shares of CP&L Energy common stock that would have been outstanding if the share exchange had occurred at the beginning of the period presented, with conversion of each Florida Progress share not exchanged for cash into 1.4543 shares of CP&L Energy common stock, as provided in the exchange agreement and discussed in Note 6 below.

     (b) Pro forma adjustments have been made as of June 30, 2000 to: (1) reflect the issuance of approximately 50.196 million shares of CP&L Energy common stock to be exchanged together with cash of approximately $3.461 billion for all of the outstanding shares of Florida Progress common stock (based on the number of shares of Florida Progress common stock outstanding on June 30, 2000) and (2) eliminate the shareholders' equity accounts of Florida Progress.

(5)  CASH CONSIDERATION

     (a) A pro forma adjustment has been made to reflect the approximate $3.461 billion cash consideration that CP&L Energy will use to fund the purchase price of 65% of the Florida Progress common stock, assuming such cash consideration was funded through the issuance of long-term debt. The remaining exchange consideration was assumed to be comprised of CP&L Energy common stock.

     (b) A pro forma adjustment has been made to reflect increased interest expense resulting from the issuance of approximately $3.461 billion of long-term debt to fund part of the Florida Progress purchase price, as if such issuance had occurred on July 1, 1999 and assuming a weighted-average annual interest rate of 7.5%. That average interest rate reflects the best estimate available for the debt facilities expected to be issued in conjunction with the acquisition. If the average interest rate changed by 1/8%, pro forma net income would change by approximately $2.6 million on an annual basis.

(6)  EXCHANGE RATIO

     As provided for in the exchange agreement, Florida Progress shareholders will be permitted to elect either CP&L Energy common stock or cash, with the total cash consideration fixed at 65% percent and the total stock consideration fixed at 35%. Shareholder elections will be prorated to the extent necessary to maintain this mix of consideration. Under the exchange agreement's collar mechanism, if CP&L Energy's average closing price per share for the twenty trading day period ending on the fifth trading day prior to the share exchange is either higher than $45.39 or lower than $37.13, the portion of the purchase price payable in CP&L Energy shares would be determined based upon a fixed exchange ratio calculated at such prices. Based upon the average closing price per share of CP&L Energy common stock on the New York Stock Exchange for the twenty trading day period ended on June 23, 2000 (which is calculated as if the share exchange were on June 30, 2000) of $33.434, the fixed exchange ratio would be 1.4543 shares of CP&L Energy common stock for each share of Florida Progress common stock not exchanged for cash (which is the maximum exchange ratio), and CP&L Energy would issue approximately 50.196 million shares in this transaction based on the number of shares of Florida Progress common stock outstanding as of June 30, 2000. Any decrease in the exchange ratio will cause a corresponding increase in the pro forma earnings per share amounts. For example, the table below shows the pro forma combined earnings per share amounts that would result from the minimum exchange ratio.

                                                             Twelve Months Ended
                                                                June 30, 2000
                                                             -------------------
                    Exchange ratio                                 1.189.7
                                                                  ---------
                    Basic and diluted earnings per share          $   2.81


(7)  INCOME TAXES

     A pro forma adjustment has been made for the twelve months ended June 30, 2000 to reflect the tax effect of the pro forma adjustments using CP&L Energy's statutory tax rate of approximately 40%. Goodwill created by the share exchange is nondeductible for tax purposes.

(8)  CURRENT LIABILITIES

     A pro forma adjustment has been made for accounts payable associated with the transaction, such as investment banker fees, legal fees and other professional fees. A pro forma adjustment also has been made to other current liabilities for amounts due, under the long-term incentive plans maintained by Florida Progress and its subsidiaries and under the Florida Progress phantom stock plan for non-employee directors, upon a change in control of Florida Progress. No adjustments have been made for severance benefits that may be received by officers of Florida Progress in the event they are terminated following a change in control. The potential amount of these payments is set forth under "The Share Exchange - Interests of Florida Progress Directors and Officers in the Share Exchange."